November 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Attn: Charli Wilson

Re:	NetClass Technology Inc
Registration Statement on Form F-1, as amended (File No. 333-278224)
Withdrawal of Acceleration Request

Dear Ms. Wilson:

Reference is made to our letter, filed as correspondence via EDGAR on November 22, 2024, in which we, acting as representative of the underwriters, joined Netclass Technology Inc. in requesting the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) for November 26, 2024 at 4:30 p.m. ET, or as soon as thereafter.

We are no longer requesting that such Registration Statements be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

NEWBRIDGE SECURITIES CORPORATION

By:	/s/ Chad Champion
Name:	Chad Champion
Title:	Senior Managing Director,
Head of Equity Capital Markets